 Exhibit 99.1

HUB Cyber Security Appoints Former PayPal and
American Express Executive Paul Parisi as its Global
Chief Revenue Officer

Strategic appointment accelerates HUB’s North American
expansion and institutional go-to-market execution

Tel Aviv, Israel – June 16, 2025 – HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), a global leader in zero-trust confidential computing and advanced secured data fabric technology, today announced the appointment of Mr. Paul Parisi as its Global Chief Revenue Officer. This appointment is a decisive step in HUB’s long-term strategy to expand across North America, fortify its enterprise presence, and meet rising demand from Fortune 1000 clients, sovereign entities and financial institutions.

Mr. Parisi brings to the Company over 25 years of experience leading and scaling commercial organizations in highly regulated, fast-growing sectors. As President of PayPal Canada, he doubled transaction volumes and forged key institutional partnerships. Prior to that, he held senior leadership roles at American Express, including Vice President & General Manager of Global Commercial Payments, where he oversaw enterprise client strategy across Canada, the U.S., and the U.K. Most recently, he spearheaded Silicon Valley Bank’s expansion into Canada, rapidly transforming it into SVB Financial’s fastest-growing market.

“The appointment of Mr. Parisi represents a strategic milestone in HUB’s North American expansion plan,” said Noah Hershcoviz, CEO of HUB. “With a track record of scaling institutional platforms at Amex, PayPal, and SVB, Paul brings the operational discipline, regulatory insight, and leadership strength essential to support our next phase of growth. As we deepen our investment in this key market, his expertise will help the Company build a scalable, enterprise-grade business that drives long-term shareholder value.”

Mr. Parisi will lead HUB’s global revenue strategy, with a sharp focus on North America. His priorities will include establishing enterprise sales frameworks, expanding compliance-aligned partner ecosystems, and scaling customer success infrastructure to support HUB’s growing pipeline.

About HUB Cyber Security Ltd. (Nasdaq: HUBC)

HUB Cyber Security Ltd. (“HUB” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company is a global leader in secured data infrastructure and confidential computing. Its Secured Data Fabric platform powers secure AI operations, compliance automation, and digital asset protection for financial institutions, governments, and regulated enterprises. HUB also specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide. Hub's Secured Data Fabric is a revolutionary product developed in partnership with its subsidiary, BlackSwan Technologies, that is emerging as a leader in highly secure data management and unification.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com